Exhibit 99.1
G&I V Midwest Residential, LLC
Consolidated Financial Statements for the Year Ended
December 31, 2007 and the Period from
September 20, 2006 (Date of Inception) Through December 31, 2006
and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
To the Members of
G&I V Midwest Residential, LLC
Houston, Texas
We have audited the accompanying consolidated balance sheets of G&I V Midwest Residential, LLC and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2007, and the period from September 20, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of G&I V Midwest Residential, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, and the period from September 20, 2006 (date of inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
February 22, 2008

G&I V MIDWEST RESIDENTIAL, LLC
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006

REAL ESTATE ASSETS, AT COST:
Land	$23,325,986	$23,325,986
Buildings and improvements	213,104,592	210,796,819

	236,430,578	234,122,805

Accumulated depreciation	(9,883,768)	(2,099,299)

Net operating real estate assets	226,546,810	232,023,506

CASH AND CASH EQUIVALENTS	4,583,288	5,848,059

RESTRICTED CASH	440,123	584,837

ACCOUNTS RECEIVABLE, Net of allowance of $10,640 and $10,640, respectively	82,923	155,482

DEFERRED FINANCING COSTS, Net of accumulated amortization of $347,835 and $76,213, respectively	1,288,104	1,553,524

INTANGIBLE ASSETS, Net	1,482,231	4,251,523

OTHER ASSETS, Net	267,156	336,784

TOTAL ASSETS	$234,690,635	$244,753,715

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES:
Mortgage note payable	$138,490,000	$138,490,000
Credit enhancement notes payable	30,525,000	30,525,000
Accrued real estate taxes	23,847	—
Accounts payable and accrued expenses	288,229	299,299
Accounts payable and accrued expenses-related party	295,930	262,726
Accrued interest payable	743,300	739,322
Tenant security deposits	406,781	408,070
Other liabilities	323,506	367,328

Total liabilities	171,096,593	171,091,745

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY	63,594,042	73,661,970

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$234,690,635	$244,753,715

See notes to consolidated financial statements.

G&I V MIDWEST RESIDENTIAL, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND FOR THE PERIOD FROM
SEPTEMBER 20, 2006 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2006

		Period from
		September 20, 2006
		(Date of Inception)
		Through
		December 31,
	2007	2006

REVENUES:
Rental revenues	$25,949,366	$7,121,532
Other property revenues	3,238,934	672,773

Total property revenues	29,188,300	7,794,305

Interest income	66,916	—

Total revenues	29,255,216	7,794,305

EXPENSES:
Property operating and maintenance	9,631,376	2,534,556
Real estate taxes	2,249,300	541,875
General and administrative	489,365	123,580
Interest	9,684,342	2,717,290
Depreciation and amortization	10,553,761	3,480,284

Total expenses	32,608,144	9,397,585

NET LOSS	$(3,352,928)	$(1,603,280)

See notes to consolidated financial statements.

G&I V MIDWEST RESIDENTIAL, LLC
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY FOR THE YEAR ENDED
DECEMBER 31, 2007 AND FOR THE PERIOD FROM
SEPTEMBER 20, 2006 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2006

	G&I Investment
	Midwest	Camden
	Residential, LLC	MW, LLC	Total

Initial member equity contributions, September 20, 2006	$60,758,551	$10,722,096	$71,480,647

Contributions	3,216,913	567,690	3,784,603

Net loss	(1,362,788)	(240,492)	(1,603,280)

Members’ equity, December 31, 2006	$62,612,676	$11,049,294	$73,661,970

Net loss	(2,849,989)	(502,939)	(3,352,928)

Distributions	(5,707,750)	(1,007,250)	(6,715,000)

Members’ equity, December 31, 2007	$54,054,937	$9,539,105	$63,594,042

See notes to consolidated financial statements.

G&I V MIDWEST RESIDENTIAL, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND FOR THE PERIOD FROM
SEPTEMBER 20, 2006 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2006

		Period from
		September 20, 2006
		(Date of Inception)
		Through
		December 31,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,352,928)	$(1,603,280)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,553,761	3,480,284
Amortization of deferred financing costs	271,622	76,213
Change in operating assets and liabilities:
Accounts receivable	72,559	(155,482)
Other assets	69,628	203,883
Accounts payable and accrued expenses	(11,070)	237,957
Accounts payable and accrued expenses-related party	33,204	262,726
Accrued real estate taxes	23,847	(1,491,768)
Accrued interest payable	3,978	739,322
Other liabilities	(43,822)	(508,968)

Net cash from operating activities	7,620,779	1,240,887

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash	144,714	1,360,505
Increase in real estate assets	(2,307,773)	(391,829)

Net cash from investing activities	(2,163,059)	968,676

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in tenant security deposits	(1,289)	(14,016)
Member distributions	(6,715,000)	—
Distributions related to real estate assets contributed	—	(197,750,905)
Proceeds from mortgage debt incurred	—	138,490,000
Members equity contributions	—	64,543,154
Payment of deferred financing costs	(6,202)	(1,629,737)

Net cash from financing activities	(6,722,491)	3,638,496

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,264,771)	5,848,059

CASH AND CASH EQUIVALENTS — Beginning of period	5,848,059	—

CASH AND CASH EQUIVALENTS — End of period	$4,583,288	$5,848,059

SUPPLEMENTAL INFORMATION — Cash paid for interest	$9,408,742	$2,141,435

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITY:

Fair value of real estate assets contributed by member	$—	$239,363,486

Fair value of liabilities assumed from member	$—	$32,171,414

See notes to consolidated financial statements.

G&I V MIDWEST RESIDENTIAL, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND FOR THE PERIOD FROM
SEPTEMBER 20, 2006 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2006
1.	ORGANIZATION
G&I V Midwest Residential, LLC (the “Company”), a Delaware limited liability company, was formed for the purpose of holding, operating, maintaining, repairing, leasing and managing apartment communities (the “Properties”) and any other real and personal property owned by the Company. At December 31, 2007, the Company owned 9 apartment communities comprising 3,237 apartment homes.
On September 20, 2006, G&I Investment Midwest Residential, LLC (“G&I”), a subsidiary of a private investment fund, contributed $60.8 million in cash to the Company, and G&I subsequently contributed $3.2 million in cash later in 2006. Camden Operating, LP (“Camden”), a partnership with approximately 86% majority control by Camden Property Trust (“CPT”), a publicly owned real estate investment trust, contributed to the Company the Properties, which included credit enhancement notes of $30.5 million payable and various operating assets and liabilities. In connection with the contribution and upon formation of the Company, Camden, through a wholly owned entity, Camden MW, LLC (“CMW”), was granted 15% ownership of the Company and received cash proceeds of approximately $197.8 million, which are reflected as cash outflows from financing activities in the cash flow statement. CMW’s initial contribution is reflected net of the cash proceeds received in the statement of members’ equity. The cash proceeds paid to CPT at formation were funded with cash invested by G&I and a $138.5 million mortgage loan. All debt of the Company is secured by the Properties and each Company subsidiary is joint and severally liable for the debt obligations. Camden and G&I are collectively referred to herein as the “Members.”
Camden Development, Inc. (“CDI”), a wholly owned subsidiary of CPT, is the property manager of the properties and serves as the exclusive managing and leasing agent for the Properties.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation — The consolidated financial statements include our assets, liabilities and operations and those of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
Real Estate Assets and Depreciation — Real estate assets are carried at cost. Expenditures directly related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions of operating properties, are capitalized at cost as land, buildings and improvements. Capital expenditures subsequent to initial construction are capitalized and depreciated over their estimated useful lives.
Costs recorded as repairs and maintenance includes all amounts which do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Ordinary repairs and maintenance are expensed as incurred.

Allocations of Purchase Price — Upon the acquisition of real estate, we allocate the purchase price between tangible and intangible assets, which includes land, buildings, furniture and fixtures, the value of in-place leases, including above and below market leases, and acquired liabilities. When allocating the purchase price to acquired properties, we allocated costs to the estimated intangible value of in-place leases and above or below market leases and to the estimated fair value of furniture and fixtures, land and buildings on a value determined by assuming the property was vacant by applying methods similar to those used by independent appraisers of income-producing property. Depreciation and amortization is computed on a straight-line basis over the remaining useful lives of the related assets. The value of in-place leases and above or below market leases is amortized over the estimated average remaining life of leases in-place at the time of acquisition. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities.
Depreciation and amortization is computed over the expected useful lives of depreciable property on a straight-line basis with lives generally as follows:

Estimated
Useful Life
Buildings and improvements	5-35 years
Furniture, fixtures, equipment and other	3-20 years
Intangible assets (in-place leases and above and below market leases)	average lease term
Asset Impairment — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if estimated future undiscounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets. Generally, when impairment exists the long-lived asset is adjusted to its respective fair value. We consider projected future undiscounted cash flows, trends, and other factors in our assessment of whether impairment conditions exist. While we believe our estimates of future cash flows are reasonable, different assumptions regarding such factors as market rents, economies, and occupancies could significantly affect these estimates. In determining fair value, management uses appraisals, management estimates, or discounted cash flow calculations. No impairments were recognized in 2007 or for the period from September 20, 2006 (date of inception) through December 31, 2006.
Cash and Cash Equivalents — All cash and investments in money market accounts and other highly liquid securities with a maturity of three months or less at date of purchase are considered to be cash and cash equivalents.
Restricted Cash — Restricted cash consists of escrow deposits held by lenders for property taxes, replacement reserves, and cash required to be segregated for the repayment of residents’ security deposits. Substantially all restricted cash is invested in demand and short-term instruments.
Accounts Receivable — The Company reviews accounts receivable and an allowance is recorded for the estimated uncollectible portion of accounts receivable. Changes in the allowance for uncollectible accounts receivable are recorded as bad debt expense.
Deferred Financing Costs — Deferred financing costs are amortized on a straight-line basis over the term of the related debt, which approximates the interest method. Amortization of this cost is included in interest expense in the statement of operations.

Intangible Assets — Intangible assets recorded at acquisition include in-place residential leases which were valued at the time of acquisition at approximately $4.1 million. The in-place residential leases were amortized over 10 months, which was the estimated average remaining life of a lease at the time of acquisition. Amortization of this cost is included in depreciation and amortization in the statement of operations.
Intangible assets recorded at acquisition also include a ground lease for one of the Properties, which was valued at the time of acquisition at approximately $1.6 million. This ground lease is being amortized over 29 years, which is the remaining life of the ground lease at the time of acquisition. Amortization of this cost is included in depreciation and amortization in the statement of operations.
Other Assets, Net — Other assets in our consolidated financial statements include prepaid expenses, the value of in-place leases net of related accumulated amortization and other miscellaneous receivables.
Tenant Security Deposits — The Company performs credit evaluations of its tenants and generally requires a security deposit up to one month of rental income. These tenant security deposits are classified as liabilities in the balance sheet.
Income Recognition — Our rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Other property income consists primarily of utility rebilling, and administrative, application and other transactional fees charged to our residents. Our apartment homes are rented to residents on lease terms generally ranging from 6 to 15 months, with monthly payments due in advance. Interest, fees and all other sources of income are recognized as earned. Operations of apartment properties acquired are recorded from the date of acquisition in accordance with the purchase method of accounting. In management’s opinion, due to the number of residents, the type of submarkets in which the properties operate, and the collection terms, there is no significant concentration of credit risk.
Income Taxes — Under present income tax law, the Company is not subject to federal income taxes; therefore, no provision for taxes is included in the accompanying financial statements. The Members include their respective share of the Company’s income or losses in their respective tax returns.
Use of Estimates — In the application of accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods, and related disclosures. Our more significant estimates relate to determining the allocation of the purchase price of our acquisitions, estimates supporting our impairment analysis related to the carrying values of our real estate assets, estimates of the useful lives of our assets and allocations of profits and losses and cash distributions to our Members. These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances. Future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Recent Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent other accounting pronouncements require or permit fair value measurements. The statement emphasizes fair value as a market-based measurement which should be determined based on assumptions market participants would use in pricing an asset or liability. We will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008 the FASB deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We have adopted SFAS No. 157 effective January 1, 2008 for financial assets and financial liabilities and do not expect this adoption to have a material effect on our consolidated results of operations or financial position but it will enhance the level of disclosures for assets and liabilities recorded at fair value.
In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN 48 prescribes a two-step process for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The first step involves evaluation of a tax position to determine whether it is more likely than not the position will be sustained upon examination, based on the technical merits of the position. The second step involves measuring the benefit to recognize in the financial statements for those tax positions that meet the more-likely-than-not recognition threshold. The Company has assessed the potential impact of FIN 48 and our adoption did not have an impact on our financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis (i.e., the fair value option), which are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is effective for fiscal years beginning after November 15, 2007. We have adopted this standard effective January 1, 2008 and have elected not to measure any of our current eligible financial asset or liabilities at fair value upon adoption; however, we do reserve the right to elect to measure future eligible financial assets or liabilities at fair value.
In June 2007, the AICPA issued Statement of Position (“SOP”) No. 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investment in Investment Companies,” which broadened the scope and accounting requirements of the AICPA Audit and Accounting Guide, Investment Companies. SOP No. 07-1 establishes new criteria for determining when non-regulated entities meet the definition of an investment company. The assessment of whether a non-regulated entity is an investment company requires consideration of the activities of the entity; the relationships between the entity and its investees; and the relationships between investors and the entity. We are not a regulated investment company. At its February 2008 meeting, the FASB indefinitely delayed the effective date of SOP No. 07-1. Accordingly, we have not yet determined the effect SOP No. 07-1 will have on our financial statements.

3.	LIMITED LIABILITY COMPANY AGREEMENT
The Company is governed by its Limited Liability Company Agreement (the “Agreement”), dated September 20, 2006 in which the Company shall continue in perpetuity, unless the Company is earlier dissolved and its affairs wound up pursuant to the laws of the State of Delaware or under the provisions of the Agreement. The Agreement contains, among other items, the following provisions:
Distributable Cash Flow (e.g., the amount by which the net cash flow for such period exceeds the then current reserve deduction, to the extent not already included in the calculation of net cash flow) shall be distributed to the Member’s quarterly in the following order: first, pro rata, in accordance with and in payment of their respective Default Preferred Return Balances (as defined in the Agreement), if any, until their respective balances have been reduced to zero and next pro rata, in accordance with their respective percentage interest.
Capital proceeds, with respect to any capital transaction as defined per the Agreement, and proceeds in liquidation shall be distributed to the Members in the following order: first, pro rata, in payment of their respective Default Preferred Return Balances, if any, until balances have been reduced to zero; next, pro rata, in payment of their respective Default Capital Contribution Balances, if any, until balances have been reduced to zero; next, pro rata, in accordance with their respective Unrecovered Capital Contributions, if any, until all are reduced to zero; next, pro rata, in accordance with their respective percentage interest until such time as each Member receives a twelve percent internal rate of return with respect to its capital contributions to the Company; next, pro rata, in accordance with the Adjusted Percentage I (as defined per the Agreement) until such time as each Member receives a fifteen percent internal rate of return with respect to its capital contributions to the Company; finally, pro rata, in accordance with the Adjusted Percentage II (as defined per the agreement.) Operating distributions were made during 2007 in accordance with the agreement. No capital distributions were made during 2007. No operating or capital distributions were made during 2006.
Under the terms of the Agreement, CMW will indemnify the Company with respect to potential increases in property taxes for four communities located in Kentucky through December 31, 2012 up to a specified threshold. As of December 31, 2007, the Company has not received notice of an assessment increase for these communities and, accordingly, no amount related to this potential indemnification has been recorded in the financial statements.
Additional capital contributions of the Members may be required if at any time the Company determines, in accordance with the Agreement, additional funds are required for anticipated cash needs.

4.	NOTES PAYABLE
The following is a summary of the Company’s indebtedness at December 31:

	2007	2006

5.75% Fixed Mortgage Note, due 2012	$138,490,000	$138,490,000

Variable Interest Credit Enhancement Notes, due 2032	$30,525,000	$30,525,000
The 5.75% fixed mortgage note requires monthly payment of interest, with the principal balance due in December 2012.
In connection with the formation of the Company and the contribution of the Properties by Camden, the Company assumed $30.5 million in variable interest notes. The interest rates on these notes are adjusted weekly and are based on current market values. As of December 31, 2007 and 2006, the interest rates on these notes ranged from 3.43% to 3.45% and 3.92% to 3.94%, respectively. Interest is payable monthly.
The Company utilizes interest rate cap agreements with respect to the $30.5 million credit enhancement notes. The terms of the agreements provide for an interest rate cap at 6.13% per annum. The termination date of the agreements is December 15, 2012. The estimated fair value of the interest rate cap agreement was $ 61,360 and $74,360 as of December 31, 2007 and 2006, respectively. This fair value amount is included in Other Assets.
Upon formation, the Company paid to CPT a debt placement fee of $300,000 related to all debt.
5.	RELATED PARTY TRANSACTIONS
CDI earns a management fee equal to three percent of gross revenue of the Company. Management fees earned by CDI for 2007 was $875,424 and for the period from September 20, 2006 (date of inception) through December 31, 2006 totaled $234,161. The Company maintains no employees as all personnel are employees of CDI. As property manager, CDI was reimbursed for payroll and other operating costs amounting to approximately $3,953,000 for 2007 and approximately $1,044,000 for the period from September 20, 2006 (date of inception) through December 31, 2006.
CDI earns a construction management fee equal to a variable percent based on project contract amounts for exterior capital improvements or replacements, as defined in the Property Management Agreement, that are made to the Property during the calendar year. During 2007, there were contracted projects that generated $47,991 in construction management fees. There were no contracted projects qualifying for a construction management fee for the period from September 20, 2006 (date of inception) through December 31, 2006.
6.	COMMITMENTS AND CONTINGENCIES
The Company is party to various claims arising in the normal course of business. These claims are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the Company’s financial statements.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS
Disclosure about the fair value of financial instruments is based on pertinent information available to management as of December 31, 2007 and 2006. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
As of December 31, 2007 and 2006, management estimated the carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities were at amounts that reasonably approximated their fair value.
Estimates of fair value of our notes payable are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. As of December 31, 2007 and 2006, the outstanding balance of fixed rate notes payable of $138.5 million had a fair value of $141.0 million and $140.7 million, respectively. The floating rate notes payable balance at December 31, 2007 and 2006 approximated fair value.
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